Exhibit 99.2

Baidu Announces Record Date for Extraordinary General Meeting of Shareholders

Beijing, July 2, 2026 — Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), a leading AI company with strong Internet foundation, today announced that the record date for the purpose of determining the eligibility of the holders of its ordinary shares, par value US$0.000000625 per share (the “Ordinary Shares”), to vote and attend its forthcoming extraordinary general meeting of shareholders (the “General Meeting”) will be as of close of business on Friday, July 17, 2026, Beijing/Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to vote and attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, July 17, 2026, Beijing/Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to vote and attend the General Meeting.

Holders of the Company’s American depositary shares (the “ADSs”) representing the Ordinary Shares may not attend or vote at the General Meeting. Holders of ADSs as of close of business on Friday, July 17, 2026, New York time (the “ADSs Record Date”), will be able to instruct The Bank of New York Mellon, the holder of record of Ordinary Shares represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. The Bank of New York Mellon, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Ordinary Shares represented by the ADSs in accordance with the instructions that it has properly received from ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Ordinary Shares on Friday, July 17, 2026, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of the General Meeting will be set out in the Company’s notice of General Meeting to be issued and provided to holders of its Ordinary Shares as of the Ordinary Shares Record Date and holders of its ADSs as of the ADSs Record Date together with the proxy materials in due course.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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